UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 12, 2023

Hainan Manaslu Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41474	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

B3406, 34F, West Tower, Block B Guorui Building, 11 Guoxing Avenue Haikou, Hainan Province, People’s Republic of China	570203
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: +86-898-65315786

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share, one redeemable warrant, and one right	HMACU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	HMAC	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant entitling the holder to purchase one ordinary share at a price of $11.50 per share	HMACW	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-tenth of one ordinary share	HMACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into Material definitive Agreements.

As previously disclosed, on November 21, 2022, Hainan Manaslu Acquisition Corp., a Cayman Islands exempted company (“HMAC” or “Purchaser”), entered into a definitive business combination agreement, as may be amended, modified or supplemented from time to time (the “Business Combination Agreement”) with Able View Inc., a Cayman Islands exempted company (“Able View”), Able View Global Inc., a Cayman Islands exempted company and wholly owned subsidiary of Able View (“Pubco”), Able View Corporation Inc., a Cayman Islands exempted company and wholly owned subsidiary of Pubco (“Merger Sub”), and each of the shareholders of Able View (collectively, the “Sellers”). Pubco is sometimes referred to herein as the “Combined Company” following the Closing. All capitalized terms not otherwise defined herein have the same meanings ascribed to them in the Business Combination Agreement.

On June 12, 2023, the parties to the Business Combination Agreement entered into a waiver agreement (the “Waiver Agreement”) pursuant to which the parties have waived the following closing condition: either (i) the Purchaser shall have immediately prior to the Closing, after giving effect to the Redemption and any Transaction Financing, or (ii) Pubco shall have upon the consummation of the Closing, after giving effect to the Transactions and the Redemption and any Transaction Financing, in either case, net tangible assets of at least $5,000,001 on a consolidated basis (as calculated in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

The foregoing descriptions of the Waiver Agreement are not complete and are subject to and qualified in their entirety by reference to the Waiver Agreement. A copy of the Waiver Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1, and the terms of which are incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K are not historical facts, but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K and on the current expectations of HMAC’s and Able View’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of HMAC and Able View. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including the inability of the parties to successfully or timely consummate the Transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Combined Company or the expected benefits of the Transaction, if not obtained; the failure to realize the anticipated benefits of the Transaction; the ability of HMAC prior to the Transaction, and the Combined Company following completion of the Transaction, to maintain (in the case of HMAC) and to obtain and maintain (in the case of the Combined Company) the listing of HMAC’s shares prior to the Transaction, and, following the Transaction, the Combined Company’s shares, on Nasdaq; costs related to the Transaction; the failure to satisfy the conditions to the consummation of the Transaction, including the approval of the Business Combination Agreement by the shareholders of HMAC, the risk that the Transaction may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the inability to complete a PIPE transaction or other financing; the outcome of any legal proceedings that may be instituted against HMAC or Able View related to the Transaction; the attraction and retention of qualified directors, officers, employees and key personnel of HMAC and Able View prior to the Transaction, and the Combined Company following the Transaction; the ability of the Combined Company to compete effectively in a highly competitive market; the ability to protect and enhance Able View’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in Able View’s industry; the uncertain effects of the COVID-19 pandemic or other public health matters; competition from larger companies that have greater resources, technology, relationships and/or expertise; the future financial performance of the Combined Company following the Transaction, including the ability of future revenues to meet projected annual projections; the ability of the Combined Company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; the Combined Company’s ability to manage a complex set of marketing relationships and realize projected revenues from subscriptions, advertisements; product sales and/or services; Able View’s ability to execute its business plans and strategy; and those factors set forth in documents of HMAC or Able View Global Inc. filed, or to be filed, with the SEC. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the registration statement on Form F-4 and related proxy statement and other documents filed by HMAC or Able View Global Inc. from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of risks is not exhaustive.

If any of these risks materialize or the underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HMAC nor Able View presently know or that HMAC or Able View currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HMAC’s and Able View’s current expectations, plans and forecasts of future events and views as of the date of this Current Report on Form 8-K. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of HMAC and Able View described above. HMAC and Able View anticipate that subsequent events and developments will cause their assessments to change. However, while HMAC and Able View may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as may be required by law. These forward-looking statements should not be relied upon as representing HMAC’s or Able View’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

HMAC and Able View and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transaction described in this Current Report on Form 8-K under the rules of the SEC. Information about the directors and executive officers of HMAC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 31, 2023, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Hainan Manaslu Acquisition Corp., B3406, 34F, West Tower, Block B, Guorui Building, 11 Guoxing Avenue, Haikou, Hainan Province, People’s Republic of China 570203. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the HMAC shareholders in connection with the proposed Transaction will be set forth in the registration statement containing the definitive proxy statement/prospectus on Form F-4 to be filed by Able View Global Inc. with respect to the proposed Transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated herein.

Important Information About the Transaction and Where to Find It

This Current Report on Form 8-K relates to a proposed Transaction between HMAC and Able View. Nothing contained herein shall constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Transaction described herein, HMAC and Able View have filed relevant materials with the SEC, including a registration statement on Form F-4 filed by Able View Global Inc., which ncludes a proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The definitive proxy statement/prospectus will be sent to all shareholders of HMAC. HMAC and Able View Global Inc. will also file other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, investors and security holders of HMAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed Transaction.

Non-Solicitation

This Current Report on Form 8-K does not constitute, and should not be construed to be, a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination described herein and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
10.1	Waiver Agreement dated as of June 12, 2023
104	Cover Page Interactive Data File (the Cover Page Interactive Data File is embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 12, 2023	Hainan Manaslu Acquisition Corp.

	By:	/s/ Zhifan Zhou
		Name:	Zhifan Zhou
		Title:	Chairman and Chief Executive Officer

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